UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Amendment No. 7

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ASSURED PHARMACY, INC.
(Name of Subject Company (Issuer))

ASSURED PHARMACY, INC.
(Name of Filing Persons (Issuer))

16% Senior Convertible Debentures and Warrants to Purchase Common Stock

Issued May 16, 2011 - July 19, 2012
 (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert DelVecchio
Chief Executive Officer
5600 Tennyson Parkway, Suite 390
Plano, Texas 75024
Phone: (972) 473-4033
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Brinen & Associates, LLC
7 Dey Street, Suite 1503
New York, New York 10007
Phone: (212) 330-8151
Facsimile: (212) 220-0207

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$ 3,235,788.37	$ 647.16

*
The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Debentures has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Debentures for the Shares.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 7 to the Tender Offer on Schedule TO, filed by Assured Pharmacy, Inc. (“APHY”), a Nevada corporation, amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 21, 2013 (together with any amendments and supplements thereto) and relates to the exchange of certain of its outstanding 16% Senior Convertible Debentures (the “Original Debenture” or “Eligible Debenture”) and accompanying warrants to purchase common stock (the “Eligible Warrants,” “Original Warrants” or “Eligible Warrants”) upon the terms and subject to the conditions set forth in the Offer to Exchange, filed on October 21, 2013 (the “Offer to Exchange”) and the Election to Participate or the Notice of Conversion (the “Election to Participate”) (together with any amendments and supplements thereto), which together, constitute the Offer (the “Offer”) for either:

Option #1: The issuance of restricted shares of common stock for the settlement of the balance of the Eligible Debenture, consisting of principal plus the currently outstanding unpaid interest as of September 30, 2013, at $0.60 per share with the issuance of new warrants to purchase common stock (the “New Warrants”) at an exercise price of $0.60 per share for the first twelve (12) months following the closing date of the issuer tender offer (the “Tender Offer”) and $0.75 thereafter for the remainder of the New Warrant’s term, with such term to be an extension of the term of the Eligible Warrant by an additional three (3) years, or

Option #2: The issuance of amended and restated debentures (the “New Debentures”) which include the principal balance plus all accrued and unpaid interest as of September 30, 2013 of the Eligible Debentures with a reduction of the interest rate from sixteen percent (16%) to ten percent (10%), the extension of the maturity date for an additional three (3) years past the Eligible Debenture’s maturity date, reduction of the conversion price to $0.75 per share, and execution of a subordination agreement pursuant to which the Company will make no further payments to the debt holders until such time as the redemption of certain Series D Preferred Stock has been made in full (“Subordination Agreement”) and the issuance of New Warrants, the expiration date of which shall be 3 years past the expiration date set forth in the Eligible Warrants and a reduction of the conversion price to $0.75 per share.

The offering period for the Tender Offer and the withdrawal rights expired at 11:59 P.M. (Eastern time) on December 31, 2013. Issuer Direct, LLC, the Company’s tender offer agent, has advised that the value of $965,784 of the Original Debentures were tendered by the close of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Assured Pharmacy, Inc.

By:	/s/ Robert DelVecchio
Name:	Robert DelVecchio
Title:	Chief Executive Officer

Date:	January 2, 2014